Exhibit 3.12

STATE OF DELAWARE
AMENDMENT TO THE CERTIFICATE OF
LIMITED PARTNERSHIP

The undersigned, desiring to amend the Certificate of Limited Partnership pursuant to the provisions of Section 17-202 of the Revised Uniform Limited Partnership Act of the State of Delaware, does hereby certify as follows:

FIRST: The name of the Limited Partnership is MONITRONICS SECURITY LP

SECOND: Article 2 of the Certificate of Limited Partnership shall be amended as follows:

The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned executed this Amendment to the Certificate of Limited Partnership on this 25th day of February, A.D.  2010.

By:	/s/ Stephen M. Hedrick, Manager
General Partner(s)

Name:	Stephen M. Hedrick, Manager
Print or Type (MI SERVICER GP, LLC)